Consolidated Financial Statements
(Expressed in United States dollars)

YUKON-NEVADA GOLD CORP.

For the nine months ended September 30, 2009 and 2008

The interim consolidated financial statements for the three and nine months ended September 30, 2009 has not been reviewed by an independent accountant.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yukon-Nevada Gold Corp. (the Company) have been prepared by management in accordance with generally accepted accounting principles (GAAP) in Canada, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

These interim unaudited consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

YUKON-NEVADA GOLD CORP.
Consolidated Balance Sheets
(Unaudited)
(In thousands of US dollars)

	September 30,	December 31,
	2009	2008
		(Audited)
		(restated - note 3)
Assets
Current assets:
Cash and cash equivalents	$952	$1,106
Accounts receivable and prepaid expenses	3,135	2,171
Inventories (note 5)	21,300	24,019
Future income taxes (note 11)	895	895
Asset held for resale	-	841
	26,282	29,032
Restricted funds (note 6)	29,081	28,484
Property, plant and equipment (note 7)	89,788	93,850
Mineral properties (note 8)	50,500	47,347
Other assets (note 9)	916	923

	$196,567	$199,636

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$33,690	$28,599
Deferred revenue	4,738	-
Payable on purchased ore	8,056	8,257
	46,484	36,856
Other long-term liabilities	59	25
Asset retirement obligations	35,125	32,688
Future income taxes (note 11)	11,519	8,419
	93,187	77,988
Shareholders' equity (note 12)
Share capital	210,068	206,778
Warrants	21,154	19,107
Contributed surplus	9,676	8,694
Accumulated other comprehensive income	2,273	2,273
Deficit	(139,791)	(115,204)
	103,380	121,648

Going concern (note 1)
Commitments and contingencies (note 14)
Subsequent events (note 15)

	$196,567	$199,636

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Robert F. Baldock”	Director	“Graham C. Dickson”	Director

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(In thousands of US dollars, except for share and per share amounts)

For the three and nine months ended September 30, 2009 and 2008

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Gold sales	$-	$17,162	$4,788	$46,724
Cost of gold sold	1,347	20,606	7,504	55,477
Gross margin – mining operations	(1,347)	(3,444)	(2,716)	(8,753)
Temporary shutdown costs (note 4)	5,176	-	10,088	7,857
Depreciation, depletion, and amortization	1,530	2,890	4,572	7,885
Accretion	723	532	2,163	1,595
Loss from mine operations	(8,776)	(6,866)	(19,539)	(26,090)
Impairment of mineral properties	-	69,407	-	69,407
General and administration	636	1,097	1,948	3,528
Stock–based compensation (note 12(d))	672	-	672	1,056
Loss from operations	(10,084)	(77,370)	(22,159)	(100,081)
Other (loss) income:
Interest and other (loss) income	(412)	1,834	(469)	3,320
Gain (loss) on forward sales arrangements	-	2,549	-	(1,353)
Restructuring charges (note 4)	-	(4,532)	-	(4,532)
Foreign exchange (loss) gain	(1,110)	161	(1,775)	(104)
Interest expense	(66)	(95)	(92)	(681)
	(1,588)	(83)	(2,336)	(3,350)
Loss before income taxes	(11,672)	(77,453)	(24,495)	(103,431)
Income tax (expense) recovery (note 11)
Current	(5)	-	(92)	-
Future	-	252	-	11,646
Loss and comprehensive loss for the period	(11,677)	$(77,201)	$(24,587)	$(91,785)

Loss per share – basic and diluted	(0.03)	(0.42)	(0.08)	(0.51)

Weighted average number of shares outstanding
(basic and diluted) (000's of shares)	355,219	185,450	315,912	180,861

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Shareholders’ Equity
(Unaudited)
(In thousands of US dollars, except number of common shares)

	Common shares

	Shares (000's)	Amount	Warrants	Contributed surplus	Accumulated comprehensive income	Deficit	Total

		Restated	Restated
		(note 3)	(note 3)
Balance at January 1, 2008	175,133	$188,366	$16,957	$8,092	$2,273	$(9,844)	$205,844

Issued on private placement (note 12(b)(iv),(c))	79,800	1,470	1,829				3,299

Issued on private placement, flow through shares	10,050	19,901					19,901
(note 12(b)(v))

Exercise of options	267	356		(147)			209

Share issue costs (note 12(b)(iii),(c))	7,400	(606)	169	(307)			(744)

Flow through share renunciation	–	(2,709)					(2,709)

Stock-based compensation (note 12(d))	–			1,056			1,056

Loss for the year	–					(105,360)	(105,360)

Other	5		152				152
Balance at December 31, 2008	272,655	206,778	19,107	8,694	2,273	(115,204)	121,648

Issued on private placement (note 12(b)(i)(ii)(iii),(c))	80,384	3,190	2,403				5,593

Share issue costs (note 12(b)(ii)(iii),(c))	1,800	46	34	(80)			-

Shares issued on exercise of warrants (note 12(c))	19,333	1,723	(390)				1,333

Flow through share renunciation	-	(1,669)					(1,669)

Stock-based compensation (note 12(d))				1,062			1,062

Loss for the year	-					(24,587)	(24,587)
Balance at September 30, 2009	374,172	$210,068	$21,154	$9,676	$2,273	$(139,791)	$103,380

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Cash Flows
(Unaudited)
(In thousands of US dollars)

Three and nine months ended September 30, 2009 and 2008

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Cash provided by (used in):
Operations
Net loss for the year	$(11,677)	$(77,201)	$(24,587)	$(91,785)
Items not affecting cash:
Depreciation, depletion, and amortization	1,530	2,890	4,572	7,885
Accretion	723	532	2,163	1,595
Impairment of mineral properites	-	69,407	-	69,407
Stock-based compensation	900	-	900	1,056
Loss (gain) on disposal and write-down of
asset	368	(1,274)	836	(1,334)
Reclamation payments	(43)	-	(337)	195
Unrealized (gain) loss on forward sales	-	(3,162)	-	(952)
Future income tax recovery	-	(285)	-	(11,678)
Unrealized foreign exchange (gain) loss	898	71	1,400	324
	(7,301)	(9,022)	(15,053)	(25,287)
Change in non cash working capital (note 13)	3,149	(4,929)	10,607	12,529
	(4,152)	(13,951)	(4,446)	(12,758)
Investing
Restricted funds	45	21,334	45	6,711
Short-term investments	-	-	-	172
Mineral property expenditures	(333)	(7,070)	(1,220)	(28,636)
Property, plant and equipment
expenditures	(698)	(4,714)	(1,563)	(25,358)
Proceeds from sale of assets	-	4,008	112	4,205
	(986)	13,558	(2,626)	(42,906)

Financing
Notes payable and capital leases	(3)	(1,559)	(8)	(2,021)
Common shares issued for cash	3,739	-	5,593	19,901
Share issue costs	-	(10)		(995)
Common shares issued upon exercise of
shareholder warrants	423	-	1,333	-
Common shares issued upon exercise of
stock options	-	-	-	209
	4,159	(1,569)	6,918	17,094

Effect of exchange rate changes on cash	-	4	-	(233)
Increase (decrease) in cash and cash
equivalents	(979)	(1,958)	(154)	(38,803)
Cash and cash equivalents, beginning of
period	1,931	4,259	1,106	41,104
Cash and cash equivalents, end of period	$952	$2,301	$952	$2,301

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three and nine months ended September 30, 2009 and 2008

1.	Going Concern:

Yukon-Nevada Gold Corp.’s (the Company) business is gold mining and related activities, including exploration, development, extraction, processing and reclamation. Gold has been produced in Nevada, USA (Jerritt Canyon) and gold exploration activities are being carried out in Nevada, USA (Jerritt Canyon) and the Yukon Territory, Canada (Ketza River and Silver Valley).

For properties other than the producing mine at Jerritt Canyon, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

During the third quarter of 2008 the Company determined that under current conditions the Jerritt Canyon mine was not economic, and accordingly the mine was shutdown on August 8, 2008. The company did not have persuasive evidence that the capitalized costs associated with the mineral properties could be recovered. Accordingly, management wrote off all costs ($69.4 million) related to the mineral property and an additional $2.2 million of property, plant and equipment and a provision of $4.7 million related to the increase in the asset retirement obligation (see note 4).

Subsequent to the mine closure, the Company began work on addressing a number of key operational issues that had previously caused the mine to operate at a loss plus issues related to the stop order issued by the Nevada Division of Environmental Protection (“NDEP”) in the first quarter of 2008 in order to receive permission to restart the milling operations. These issues included bringing the recently completed evaporation pond into operational use and begin the drawdown of the tailings pond, finalizing engineering design plans of a new mercury emissions system, and the cleanup of waste materials onsite. The Company addressed all of these requirements and received approval from the NDEP to restart milling operations on March 25, 2009, with the requirement that the new mercury emissions system as proposed would be completed by May 31, 2009.

On May 30, 2009, the roaster circuits at Jerritt Canyon were once again shut down as delays in receiving critical components of the new mercury emissions system resulted in the Company being unable to meet the May 30, 2009 installation date. The system was completed in July 2009 and in October 2009 the Company obtained a consent decree to allow for the restart of the Jerritt Canyon facility from the Attorney General representing the NDEP.

Upon recommencement of operations, the Company will continue to mill the remaining stockpiles on site as well as continue toll milling at the Jerritt Canyon site. Additional financing is required in order to fund further development of the Jerritt Canyon mines and enable a return to mining once the necessary infrastructure work has been completed. Management is currently pursuing financing alternatives and believes it will be able to secure the required financing in the near future. Should such financing be obtained, Management believes that the remaining property, plant, and equipment costs can be fully recovered through a combination of toll milling, a return to mining and possibly eventual use of part of the Jerritt Canyon wet mill circuit to be reserved, modified and considered for expanded production.

These interim consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The conditions described in the preceding paragraphs raise substantial doubt about the

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three and nine months ended September 30, 2009 and 2008

Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern and recover it’s investment in property, plant, and equipment and mineral properties is dependent on its ability to generate positive cash flows and obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

2.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles following the same accounting policies and methods of application used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2008, except for the new accounting policies adopted subsequent to that date, as discussed below. These unaudited interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, they should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

	(a)	Basis of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated. The subsidiaries and joint ventures along with percentage of ownership as at September 30, 2009 are:

Ketza River Holdings Ltd. (Yukon)	100%
YGC Resources Arizona Inc. (Arizona)	100%
Queenstake Resources Ltd. (British Columbia)	100%
Queenstake Resources U.S.A. Inc. (Delaware)	100%
Castle Exploration Inc. (Colorado)	100%
Yukon-Shaanxi Mining Company - Joint Venture (Yukon)	50%

(b)	Goodwill and Intangible Assets:

On January 1, 2009, the Company adopted a new accounting standard Section 3064, Goodwill and Intangible Assets, replacing accounting standard Section 3062, Goodwill and Intangible Assets, and accounting standard Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. There is no impact on the Company’s consolidated financial statements.

(c)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities:

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company’s interim and

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three and nine months ended September 30, 2009 and 2008 annual consolidated financial statements for its fiscal year ending December 31, 2009, with retrospective application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

(d)	Mining Exploration Costs:

In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs (“EIC-174”) which supersedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs (“EIC-126”), to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC-174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retrospective application. The adoption of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.

(e)	International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use IFRS, which will replace Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(f)	Other changes

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests which replaces CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these sections is permitted.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three and nine months ended September 30, 2009 and 2008

3.	Change in Accounting Policy

In the first quarter of 2009, the Company changed the accounting policy used for valuation of warrants issued. Previously units issued by the Company consisting of a combination of common shares and warrants were valued by assigning the proceeds received to the common share and deducting the value of the warrants as determined by a Black Scholes model. The new policy assigns the proceeds to common shares and warrants based on the relative fair value of the common shares and warrants. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black Scholes model. As a result of this difference, opening share capital was increased by $4.3 million, with an offsetting decrease in the warrants. The policy was adopted by the Company as a result of market conditions which resulted in an unreasonable valuation of the warrants relative to the common shares under the previous policy.

4.	Temporary Suspension of Jerritt Canyon Operations

Between February 22, 2008 and April 30, 2008, the Company temporarily suspended mining and processing operations at the Jerritt Canyon mine in order to upgrade and install several components within the mill and the mine facilities.

On August 8, 2008 the Company announced the suspension of underground mining activity at the Jerritt Canyon property. The mill was subsequently shut down from August 15, 2008 until receipt of permission to restart from the NDEP on March 25, 2009. On May 30, 2009 Jerritt Canyon shutdown roaster operations due to a delay in the fabrication of certain fiberglass ductwork required in the construction of the new mercury emission control system. This resulted in the Company being unable to meet the deadline for this equipment to be installed as set by the NDEP. On October 20, 2009, after coming to an agreement with the NDEP in the form of a Consent Decree to resume production, the company has restarted mining and milling operations at Jerritt Canyon (see note 15).

Expenses incurred during the shut downs were recorded either as capital or, if they were determined to be maintenance or support expenses, as temporary shutdown costs. Temporary shutdown costs were $10.1 million and $5.2 for the three and nine months ended September 30, 2009 compared to nil and $7.9 million for the three and nine months ended September 30, 2008.

The August 2008 shutdown resulted in a work force reduction of 394 employees, all located at the Jerritt Canyon location. The related restructuring charge of $4.5 million arises from the severance and vacation payments due to former employees of the Company. As of September 30, 2009, the Company had paid $2.6 million of this obligation.

Due to the absence of a profitable long term mine plan, the Company wrote down the Jerritt Canyon mineral properties to their estimated fair value, which management determined to be nil based on market conditions at the time. The impairment expense recorded during the third quarter of 2008 was $69.4 million for mineral properties. An additional $2.2 million of property, plant and equipment related to the mine was written off in the fourth quarter of 2008. Also included in the impairment expense in the fourth quarter of 2008 was a provision of $4.7 million related to the increase in the asset retirement obligation. This impairment charge was a non-cash transaction. The following table illustrates the values used in the write-down of the Jerritt Canyon mineral

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three and nine months ended September 30, 2009 and 2008 properties, property, plant and equipment and increase in the asset retirement obligation recorded in the third and fourth quarter of 2008.

Fair value assigned on acquisition	$44,306
Development spending	13,995
Value beyond proven and probable	13,713
Depletion of producing properties	(2,607)
Property, plant and equipment	2,243
Increase in asset retirement obligation	4,713
$76,363

5.	Inventories:

	September 30,	December 31,
	2009	2008

Finished goods	$-	$26
Stockpiled ore	-	2,655
Purchased ore	17,498	17,872
Work in progress	1,918	-
Materials and supplies	1,884	3,466
	$21,300	$24,019

All of the Company’s inventories on hand are located at the Jerritt Canyon mine in Nevada, USA. Included in cost of gold sold and depreciation, depletion and amortization expense on the statement of loss are total inventory related costs of $0.7 million (December 31, 2008 – $3.4 million) and $0.2 million (December 31, 2008 – $1.4 million), respectively. As at September 30, 2009, there is a net realizable value adjustment of $1.1 million (December 31, 2008 - $1.2 million).

6.	Restricted funds:

	September 30,	December 31,
	2009	2008
AIG commutation account (i)	$25,544	$25,289
Water use license letter of credit (iii)	2,886	2,535
Workmens' compensation self-insurance	431	423
Cash pledged as security for letters of credit	220	206
Cash restricted for future exploration in Canada (ii)	-	2
Other	-	29
	$29,081	$28,484

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three and nine months ended September 30, 2009 and 2008

(i)

On June 30, 2003, Queenstake Resources U.S.A. Inc and Queenstake Resources Limited purchased from American Insurance Group (AIG) an environmental risk transfer program (the “ERTP”) (note 8). As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the Commutation Account). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations. During 2009 the company earned $0.3 million in interest revenue.

(ii)

During 2008, the Company raised funds by way of private placement of flow-through shares. Under the conditions of these private placements, the funds must be spent in 2008 and 2009 on Canadian Exploration Expenditures (“CEE”) on properties located in Canada. At September 30, 2009, C$9.7 million of cash is required to fund future exploration under the terms of the flow through share subscription agreements signed in May 2008; however at September 30, 2009 nil cash was available (December 31, 2008 - nil) due to the use of cash on non-flow through expenditures during 2008. The Company is obligated to fund the remaining expenditures by December 31, 2009 (see note 14(a)(i)).

(iii)	The Yukon Territorial Government has a letter of credit with the Company for C$3.1 million to secure payment of potential reclamation work relating to the Ketza River project.

7.	Property, plant and equipment:

	September 30, 2009			December 31, 2008
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Jerritt Canyon mine, USA	$104,649	$15,556	$89,093	$103,935	$11,036	$92,899
Ketza River project, Canada	1,641	1,065	576	1,643	780	863
Corporate and other, Canada	243	124	119	185	97	88
	$106,533	$16,745	$89,788	$105,763	$11,913	$93,850

8.	Mineral properties:

	September 30,	December 31,
	2009	2008
Non depletable properties

Ketza River project, Canada	$48,266	$45,240
Silver Valley project, Canada	1,334	1,334
Arizona project, USA	589	589
Yukon-Shaanxi project, Canada	306	169
Other Yukon and BC projects, Canada	5	15
	$50,500	$47,347

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three and nine months ended September 30, 2009 and 2008

9.	Other assets:

	September 30,	December 31,
	2009	2008

Environmental Risk Transfer Program	$916	$923

The insurance premium paid for the ERTP in June 2003 is being amortized over the estimated proven and probable reserves at the inception of the policy. Amortization of the insurance premium is calculated based on each respective period’s production ounces with respect to the estimated proven and probable reserves.

10.	Related party transactions:

During the three and nine months ended September 30, 2009, the Company was charged a total of C$0.1 million and C$0.2 million, respectively (2008 - C$0.1 million and C$0.2 million, respectively) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at September 30, 2009 is C$0.1 million. During the quarter a director was appointed who also owns a company which performs work for the Company in the Yukon. The Company incurred charges totaling C$0.7 million with Monarch in the quarter, of which C$0.6 million was outstanding at September 30, 2009.

11.	Income taxes:

September 30, 2009
Future income tax liability, opening	$8,419
Renunciation of qualifying eligible expenditures under Canadian flow-through share
program	1,669
Impact of foreign exchange on Canadian dollar future income tax liability	1,431
$11,519

The Company renounced C$6.9 million of qualifying exploration expenditures under the Canadian flow-through share program in March of 2009. The result of this renunciation was that the Cumulative Canadian Exploration Expenses pool of the Company was reduced and a liability for future income taxes was recorded on the date the renunciation was made.

12.	Share capital:

(a)	Authorized share capital consists of an unlimited number of common shares

(b)	Common shares issued and outstanding:

(i)

In August 2009 the Company closed a non-brokered private placement for a total of 41.1 million units (the "Units") at a price of C$0.10 per Unit. The first tranche closed on August 7, 2009 for proceeds of

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three and nine months ended September 30, 2009 and 2008

$1.7 million for which the Company issued 18.8 million units. The final tranche closed on August 28, 2009 for proceeds of $2.0 million for which the Company issued 22.2 million units. Each Unit will consist of one common share and one share purchase warrant (the "Warrant"). The Warrant can be exercised to purchase one additional common share at a price of C$0.125 per share within 30 months of closing of the private placement.

(ii)

On April 24, 2009 the Company closed a non-brokered private placement for a total of 12.0 million units (the "Units") at a price of C$0.06 per Unit for proceeds of $0.6 million. In addition, a finder's fee of 0.4 million units was paid on the private placement. Each Unit will consist of one common share and one share purchase warrant (the "Warrant"). The April 2009 Warrant can be exercised to purchase one additional common share at a price of C$0.08 per share within 24 months of closing of the private placement.

(iii)	On February 27, 2009 the Company closed two non-brokered private placement as follows:

10.0 million units ("Unit 1") were issued at a price of C$0.05 per Unit 1 for proceeds of $0.4 million. Each Unit 1 consists of one common share and two series of common share purchase warrants. The first warrant (the "Series A Warrant") can be exercised to purchase one additional common share at a price of C$0.07 per share within 12 months of closing of the private placement and the second warrant (the "Series B Warrant") can be exercised to purchase one additional common share at a price of C$0.09 per share within 18 months of closing of the private placement. In addition, 1.0 million units were issued as a finder's fee in connection with the private placement which consists of one common share and one Series A warrant.

17.3 million units ("Unit 2") were issued at a price of C$0.06 per Unit 1 for proceeds of $0.8 million. In addition, 0.4 million Unit 2 units were issued as a finder's fee in connection with the private placement. Each Unit 2 consists of one common share and one common share purchase warrant (the "Warrant"). The Warrant can be exercised to purchase one additional common share at a price of C$0.08 within 24 months of closing of the private placement.

(iv)

On December 19, 2008, the Company closed a non-brokered private placement for a total of 79.8 million units (the "Units") for proceeds of $3.3 million. In addition, 7.4 million units were issued as a finder's fee in connection with the private placement. Each Unit consists of one common share and two series of common share purchase warrants. The first warrant (the "Series A Warrant") can be exercised to purchase one additional common share at a price of C$0.07 per share within 12 months of closing of the private placement and the second warrant (the "Series B Warrant") can be exercised to purchase one additional common share at a price of C$0.09 per share within 18 months of closing of the private placement.

(v)	On May 2, 2008, the Company closed a non-brokered private placement of 10.1 million flow-through shares at a price of C$2.00 per share for proceeds of $19.9 million.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three and nine months ended September 30, 2009 and 2008

(c)	Warrants:

Where the warrants are issued as part of a unit comprised of common shares and warrants, the value is assigned to common shares and warrants based on the relative fair value. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black Scholes pricing model. Where the warrant is issued and not attached to a common share, they are valued using the Black Scholes pricing model. The following are shareholder warrants outstanding as of December 31, 2008 and September 30, 2009:

			Thousands of units

		Exercise	December	Warrants	Warrants	December	Values
Expiry date	Note	price (C$)	31, 2007	exercised	issued	31, 2008	assigned
January 16, 2009		1.80	1,000	-	-	1,000	$655
April 12, 2010		5.50	2,851	-	-	2,851	1,172
June 20, 2012		3.00	21,176	-	250	21,426	15,282
December 19, 2009	12(b)(iv)	0.07	-	-	87,200	87,200	1,033
June 19, 2010	12(b)(iv)	0.09	-	-	87,200	87,200	965
			25,027	-	174,650	199,677	$19,107

			Thousands of units
				Warrants
		Exercise	December	exercised or	Warrants	September	Values
Expiry date	Note	price (C$)	31, 2008	expired	issued	30, 2009	assigned
January 16, 2009		1.80	1,000	(1,000)	-	-	$655
April 12, 2010		5.50	2,851	-	-	2,851	1,172
June 20,2012		3.00	21,426	-	-	21,426	15,282
December 19, 2009	12(b)(iv)	0.07	87,200	(2,000)	-	85,200	1,009
June 19, 2010	12(b)(iv)	0.09	87,200	-	-	87,200	965
February 27, 2011	12(b)(iii)	0.08	-	(13,333)	17,733	4,400	92
February 27, 2010	12(b)(iii)	0.07	-		11,000	11,000	140
August 27, 2010	12(b)(iii)	0.09	-		10,000	10,000	118
April 24, 2011	12(b)(iii)	0.08	-	(4,000)	12,400	8,400	185
February 7, 2012	12(b)(i)	0.125	-	-	18,830	18,830	713
February 28, 2012	12(b)(i)	0.125	-	-	22,220	22,220	823
			199,677	(20,333)	92,183	271,527	$21,154

(i)

During the three months ended June 30, 2008 the Company issued 0.3 million warrants in connection with obtaining $4.5 million in short term financing which was subsequently repaid during the month of July. The fair value of $0.2 million was recorded in general and administration expense.

(d)	Stock options:

The Company has a stock option plan (the Plan) in place under which the Board of Directors may grant options to acquire common shares of the Company to directors, employees and service providers. Under

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three and nine months ended September 30, 2009 and 2008 the terms of the Plan, the number of securities issuable to insiders, at any time under security based agreements, cannot exceed 10% of the issued and outstanding securities.

On July 17, 2009, the Company granted incentive stock options to certain of the Company's directors, officers and employees to purchase up to 20,000,000 common shares at C$0.15 per share for a period of five years. Of these, 7,400,000 vest immediately and 12,600,000 are conditional on either service or performance criteria and will vest on July 17, 2011, assuming performance targets are achieved. On September 29, 2009, the Company granted a further 1,585,000 incentive stock options to certain employees at C$0.15 per share for a period of five years, which vest immediately.

Under the fair value method, the total fair value of the stock-based compensation granted to directors, officers, employees and service providers was $1.1 million for the three and nine months ended September 30, 2009 (for the three and nine months ended September 30, 2008 - $0.5 million and $1.1 million, respectively). The amount was allocated to general and administrative costs ($0.7 million), cost of sales ($0.2 million) and capitalized exploration ($0.2 million). For the 2009 grants it is expected that a further C$1.3 million will be recognized over the vesting period.

The options outstanding at September 30, 2009 are as follows:

	Options	Weighted average
	outstanding	exercise price
	(000's)	(C$/option)
At January 1, 2008	11,534	1.90
Granted	1,050	1.37
Exercised/ expired	(3,715)	2.21
At December 31, 2008	8,869	1.71
Granted	21,585	0.15
Exercised/ expired	(4,289)	1.84
At September 30, 2009	26,165	0.40

	Total			Vested
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Options	exercise	remaining	Options	exercise	remaining
Exercise Price	outstanding	price	contractual	outstanding	price	contractual
(C$)	(000's)	(C$/option)	life (years)	(000's)	(C$/option)	life (years)
0.15 - 0.59	21,585	0.15	4.8	13,565	0.15	4.8
0.60-0.82	1,290	0.62	0.8	1,745	0.62	0.6
0.83-1.60	325	1.46	2.6	325	1.46	1.5
1.61-1.74	2,090	1.73	2.9	2,490	1.73	1.7
1.75-2.25	75	2.25	2.2	375	2.25	2.3
2.26-5.70	800	2.77	2.3	900	2.77	2.8
	26,165	0.40	4.3	19,400	0.64	3.9

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three and nine months ended September 30, 2009 and 2008

13.	Supplemental information:

(a) Cash provided by (used in) non-cash working capital:

	Three months ended		Six months ended
	September 30,		September 30,
	2009	2008	2009	2008

Accounts receivable and prepaid expenses	$(1,119)	$(223)	$(1,011)	$5,176
Inventories	1,994	7,311	2,714	8,801
Accounts payable and accrued liabilities	2,424	(2,551)	4,467	9,142
Deferred revenue	(150)	-	4,638	-
Payable on ore purchases	-	(9,466)	(201)	(10,590)
	$3,149	$(4,929)	$10,607	$12,529

14.	Commitments and contingencies:

	(a)	Commitments:

(i)

The Company is required to spend C$9.7 million on future exploration expenditures pursuant to the flow-through financing arranged in May 2008 that provided C$20.1 million for exploration on the Ketza River project and other exploration activity in Canada. These restricted funds were applied to non- flow-through expenditures during the three months ended September 30, 2008, reducing the amount available to fund this requirement. These restricted funds must be spent by the Company, in accordance with the flow-through share agreement, by the end of 2009. Management intends to take steps necessary to bring the Company back into compliance with the flow-through agreements. If it fails to do so, it will be liable to the investors for their additional taxes payable.

(ii)

The Company received advance payments of $4.8 million for gold to be delivered at a series of future dates. Once the revenue recognition criteria have been met this deferred revenue will be recognized as gold sales. In conjunction with the receipt of advance payment on gold sales the Company committed to the delivery of 6,508 ounces as follows:

		Contract price
Ounces sold	Delivery date	(per ounce)
1,000	April 30, 2009	$850
2,650	August 31, 2009	750
2,858	October 30, 2009	700
6,508		$743

Each contract has a specific penalty payment required for late delivery. For the first contract, this penalty amounts to $0.03 million per month, whereas the latter two contracts contain penalties of $0.08 million per month. As of September 30, 2009 the Company has not delivered the ounces required under the first two contracts and has made penalty payments of $0.2 million to the counterparty. These payments have been recorded as a reduction in deferred revenue.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three and nine months ended September 30, 2009 and 2008

(b)	Contingencies:

(i)

On April 22, 2009 the Company received a notice of complaint from the U.S. Department of Justice representing the Environmental Protection Agency (EPA) alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt facility. The Company has responded to the allegations and has held discussions with the EPA on the matter in order to determine the nature of the violations. The final outcome and the extent of any liability is not yet determinable.

(ii)

On June 10, 2009 Queenstake filed a complaint in the Fourth Judicial District Court, State of Nevada, against the former mill operator, Golden Eagle International Inc. (“GEII”), stating that GEII had not operated the mill in a workmanlike manner and at a level consistent with industry standards, resulting in a loss in revenues to Queenstake. The Company, through its subsidiary, is claiming damages, the ultimate amount of which is yet to be determined. Subsequently, GEII has filed an answer and counterclaim alleging that the Company had breached the mill operating agreement, resulting in loss of future revenues to GEII and loss of reputation. GEII is also claiming damages, the ultimate amount of which is yet to be determined.

(iii)

Queenstake Resources U.S.A., Inc. ("Queenstake"), a wholly owned subsidiary of the Company has been named as a defendant in a class action lawsuit initiated by employees who were laid off in August 2008. The action is for an alleged violation of the Federal WARN Act, Employment Retirement Income Security Act, and State Labor Laws and to foreclose on labor liens not yet filed.

Queenstake intends to satisfy all outstanding legal obligations caused by the shut down in August 2008. When the mine closed the Company took steps to pay out these obligations from available cash at the time, which was half of the amount required under the Federal WARN Act. The Company has provided for what it believes to be the amount due under the Federal WARN Act, Employment Retirement Income Security Act, and State Labor Law obligations. The Company and Queenstake will defend the class action from any and all unjustified claims where they believe there is no obligation.

15.	Subsequent events:

(a)

On October 14, 2009 the Company announced that it has come to an agreement with the Nevada Division of Environmental Protection ("NDEP") in the form of a Consent Decree to resume production at the Jerritt Canyon milling facility.

The Consent Decree was finalized and signed by both parties on Friday October 9th, 2009 and submitted in the District Court of Elko County on Monday October 12th, 2009. Official court approval was received on October 15, 2009, allowing the Jerritt Canyon Mine may resume operations. The court issue date is the effective date for commencement of the agreement.

One of several outstanding compliance issues is the stack testing program which requires the plant to be operational in order to test emissions from the calomel system and confirm its performance in controlling emissions. This process and performance criteria are set forth in the Consent Decree. The calomel technology is state of the art technology that, once audited by independent air quality stack emission

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three and nine months ended September 30, 2009 and 2008 engineers, is expected to substantially reduce emissions and thereby set the company apart from its previous discharge emissions. These audits are required under the Consent Decree to confirm to the NDEP that the new technology adheres to the projections made by Queenstake and audit sampling will continue monthly until such time as NDEP is fully satisfied with the results. The Consent Decree is expected to be in place for a period of two years. The Company plans to release a summary of these results once they are available to demonstrate publicly the effectiveness of its mercury control emission system.

(b)

Also on October 14, 2009, the Company announced the Company proposes to raise additional working capital by inducing the subscribers to its private placement which closed in December 2008 to exercise, before their expiry date, up to an aggregate of 172,400,000 warrants (the "Existing Warrants") consisting of 85,200,000 Class A warrants with an exercise price of $0.07 per share and 87,200,000 Class B warrants with an exercise price of $0.09 per share.

Upon exercise, the Company would issue to that holder an inducement warrant (the "Inducement Warrant"), representing the same number of shares as the Existing Warrants exercised by the holder. The Inducement Warrant would be exercisable for 24 months from the date of issuance at a price that is the Company's shares' volume weighted average trading price as traded on the TSX for the five days immediately following issuance of this news release. The holders only have until November 19, 2009 to exercise Existing Warrants in order to qualify for Inducement Warrants.

In accordance with the policies of TSX, disinterested shareholder approval is required as the Transaction may materially affect control of the Company, result in the issuance of securities in excess of 25% of the Company's current issued and outstanding shares and result in more than 10% of the Company's current issued and outstanding shares being issuable to insiders of the Company. The Transaction is conditional upon both the approval of the TSX and in accordance with Section 604(d) of the TSX Company Manual, the obtaining of disinterested Company shareholder approval for the issuance of the Inducement Warrants will be sought by way of written consents.